1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑                    Form 40-F  ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐                    No  ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC June 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — July 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for June 2007: on an unconsolidated basis, sales were NT$25,246 million, an increase of 0.6 percent over May 2007 and a decrease of 7.5 percent from June 2006. Revenues for January through June 2007 totaled NT$136,199 million, a decrease of 14.1 percent compared to the same period in 2006.
On a consolidated basis, net sales for June 2007 were NT$ 26,112 million, an increase of 1.6 percent over May 2007 and a decrease of 5.4 percent from June 2006; revenues for January through June 2007 totaled NT$139,815 million, a decrease of 12.6 percent compared to the same period in 2006.
TSMC Sales Report (Unconsolidated):

		(Unit: NT$ million)
Net Sales	2007*	2006	Increase (Decrease) %
June	25,246	27,295	(7.5)
January through June	136,199	158,521	(14.1)

*  Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):

		(Unit: NT$ million)
Net Sales	2007*	2006	Increase (Decrease) %
June	26,112	27,606	(5.4)
January through June	139,815	159,968	(12.6)

*  Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
July 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2007.
1) Sales volume (in NT$ thousand)

Period	Items	2007	2006
June	Net sales	25,245,739	27,294,797
Jan. – June	Net sales	136,198,520	158,520,691
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	June	Bal. as of period end
TSMC	105,725,124	—	—
TSMC’s subsidiaries	32,341,132	—	—

*	The deviation was due to the fluctuation in currency exchange rate.
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	June	Bal. as of period end
TSMC	132,156,405	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

*	The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$ thousand)
TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,259,509	25,252,050	—	—
	Mark to Market Profit/Loss	11,875	156,905	—	—
Expired Contracts	Notional Amount	13,789,093	104,953,883	1,310,840	1,310,840
	Realized Profit/Loss	(18,518)	(696,057)	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	8,319	—	—	—
	Mark to Market Profit/Loss	13	—	—	—
Expired Contracts	Notional Amount	121,063	—	—	—
	Realized Profit/Loss	(673)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 10, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer